October 14, 2005



via U.S. Mail
Allessandro Bordon
President, Chief Executive Officer and Treasurer
TRYX Ventures Corp.
Suite 341-837 West Hastings Street
Vancouver, British Columbia
CANADA V6C 3N6


Re:	TRYX Ventures Corp.
	Amendment No. 1 to Preliminary Proxy Statement on
	Schedule 14A
      Filed October 5, 2005
      File No. 0-50919

Dear Ms. Borden:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General

1. Please confirm that the directors` resolution authorizing the acquisition of Ignition Technologies, Inc. by TRYX Ventures Corp. has been approved. Confirm and fill in the blanks in your disclosure regarding the closing date of the share exchange agreement.

2. You disclose on page 5 of the revised preliminary proxy
statement
that you intend to sell "[y]our oil and gas assets over time." Please inform us of whether or not the sale of substantially all of your oil and gas assets would require shareholder approval under your
constitutive documents or the British Columbia Business
Corporations
Act.   Also, clarify for us when you anticipate selling such
assets.
We note your statement in the response to prior comment 3 that assets will likely be sold but you do not specify a timeframe. We may have further comments.

Proposed Change in Directors, page 9

3. We note the revisions made to the proxy statement in response to our prior comment 3. You state in your response that the company does not "anticipate that any of the five nominees for election by the shareholders ...will resign prior to the [m]eeting." To the extent currently known, please update the disclosure to specify whether any of your current directors anticipates resigning prior to the meeting or soon thereafter.

4. You disclose on page 10 that the company will "gradually replace an additional director approximately every few months from the closing date" of the share exchange agreement. Indicate, if known, which of your directors will first be replaced. Also, please clarify in your disclosure whether current directors who are also executive officers will also be replaced once they resign from the board as directors.

5. Please clarify for shareholders, their limited rights to appoint and elect replacement directors following the resignation of directors prior to the next annual meeting. For example, summarize the material sections of Part 11 of the Articles of the company regarding the manner in which vacancies on the board of directors may be filled or appointments made by directors. Also, please provide a cross reference to disclosure regarding the absence of any nominating procedures for directors as disclosed on page 10 of the amended proxy statement.




Proposal Five- Removal of Pre-Existing Company Provisions, page 17

6. We note your response to our prior comment 11 and the revision under Proposal Five in the amended preliminary proxy statement. It would appear that you will need to unbundle from Proposal Five, the material changes in the pre-existing company provisions that once eliminated, would adversely impact shareholders. For example, currently a vote to approve the elimination of pre-existing company provisions constitutes a vote for the (i) the elimination of the pre-existing company provision that specifies that the company could only repurchase its shares on a pro rata basis from shareholders and
(ii)
elimination of the requirement that the company redeem its shares ratably. Consistent with the requirements of Rule 14a-4(a)(3), please ensure that you unbundle the proposal so that shareholders may vote separately for the elimination of these and any other material provisions that, if removed, could adversely impact shareholders. Please ensure the form of proxy card filed is also amended accordingly to reflect the unbundling of the proposal. See Rule 14a-
5(a). See Division of Corporation Finance, Manual Of Telephone Interpretations, Fifth Supplement.

Closing Comments

As appropriate, please respond to this letter within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Mellissa Campbell Duru, at (202) 551-3757, or in
her absence, to me at (202) 551-3745.   Direct all correspondence
to
the following ZIP code:  20549-7010.

      Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Cam McTavish, Esq.
	(604) 891-7731 (fax)



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Ms. Borden
TRYX Ventures Corp.
October 14, 2005
page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010